CONTACT: James M. Hennessy
                                                           Senior Vice President
                                                           (602) 417-8115


                                 PILGRIM AMERICA
                                 ---------------
                         ANNOUNCES STOCK SPLIT SCHEDULE
                         ------------------------------


         PHOENIX, Arizona, April 8, 1998 -- Pilgrim America Capital Corporation (NASDAQ:PACC) announces the schedule for the 3-for-2 stock split approved by its Board of Directors on April 6, 1998. Holders of the Company's common stock will receive one additional share of common stock for every two shares based upon the following schedule:

                  April 20, 1998            (Record Date)

                  April 30, 1998            (Payment Date)

                  May 1, 1998               (Ex-Dividend Date)

         No fractional shares will be issued as a dividend and any fractional shares resulting from the dividend will be paid in cash based upon the closing price of the Company's common stock on the record date. Effective on the close of the Nasdaq Stock Market on April 30, 1998, the payment date, Pilgrim America will have approximately 5,743,845 shares of its common stock outstanding as a result of the dividend.

         PACC manages mutual funds and private accounts. Shares of its seven open-end mutual funds are sold on a load basis through over 800 broker-dealers nationwide. As of March 31, 1998, PACC had approximately $3.9 billion of assets under management.